FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

Who we are

HSBC is one of the largest banking and financial services organisations in the world.

Customers:
54 million

Served by:
254,000 employees

Through four global businesses:
Retail Banking and Wealth Management
Commercial Banking
Global Banking and Markets
Global Private Banking

Located in:
75 countries and territories

Across six geographical regions:
Europe
Hong Kong
Rest of Asia-Pacific
Middle East and North Africa
North America
Latin America

Offices:
Over 6,300

Global headquarters:
London

Market capitalisation:
US$207 billion

Listed on stock exchanges in:
London
Hong Kong
New York
Paris
Bermuda

Shareholders:
216,000 in 131 countries and territories

Cover images: internationalisation of the renminbi

The images show the views from HSBC's head offices in Shanghai, Hong Kong and London - the three cities that are key to the development of China's currency, the renminbi ('RMB'). The growth of the RMB is set to be a defining theme of the 21st century. HSBC has RMB capabilities in over 50 countries and territories worldwide, where our customers can count on an expert service.

Our purpose

Our purpose is to be where the growth is, connecting customers to opportunities, enabling businesses to thrive and economies to prosper, and ultimately helping people to fulfil their hopes and realise their ambitions.

Our strategic priorities

We aim to be the world's leading and most respected international bank. We will achieve this by focusing on the needs of our customers and the societies we serve, thereby delivering long-term sustainable value to all our stakeholders.

For 2011 to 2013, we defined strategic actions across three areas: capital deployment, organisation and cost efficiency, and growth. In May 2013, we announced a set of three interconnected and equally weighted priorities for 2014 to 2016 to help us deliver our strategy:

· grow the business and dividends;
· implement Global Standards; and
· streamline processes and procedures.
These priorities form the basis for this Strategic Report. Each priority is interrelated, complementary and underpinned by initiatives within our day-to-day business. Together they create value for our customers and shareholders, and contribute to the long-term sustainability of HSBC.

A diagrammatic representation of the priorities and their related themes is provided on page 12.

How we measure performance

We track our progress in implementing our strategy with a range of financial and non-financial measures or key performance indicators. Specific targets have been set for the period 2014 to 2016 at both a Group level and for each of our global businesses and regions.

Rewarding performance

The remuneration of all staff within the Group, including executive Directors, is based on the achievement of financial and non-financial objectives. These objectives, which are aligned with the Group's strategy, are detailed in individuals' annual scorecards. To be considered for a variable pay award, an individual must have fully complied with HSBC Values.

For further information on HSBC Values, see page 25.

Highlights of 2013

. Profit before tax was up 9% to US$22.6bn on a reported basis. Underlying profit before tax was up 41% to US$21.6bn.

. Considerable progress in delivering on strategic priorities including the disposal or closure of a further 20 businesses and non-core investments announced in 2013, helping make HSBC easier to manage and control.

. Reinforced HSBC's position as one of the best-capitalised banks in the world. Based on our current understanding of capital rules, we remain well-placed to meet expected future capital requirements.

. Dividends to shareholders increased to US$9.2bn as capital strength creates capacity for organic growth and allows us to increase the dividends paid.

Profit before taxation		Capital strength		Cost efficiency ratio
(reported basis)		(core tier 1 ratio)1		(reported basis)2
US$22.6bn	£14.4bn HK$175bn	13.6%	At 31 December	59.6%

Dividends per ordinary share		Return on average ordinary		Share price
(in respect of year)3		shareholders' equity4		at 31 December
US$0.49	£0.31 HK$3.80	9.2%		£6.62	HK$84.15 US$55.13 American Depositary Share

For a description of the difference between reported and underlying performance, see page 16.

For footnotes, see page 46.

Group Chairman's Statement

Against the welcome backdrop of generally improving economic conditions, we significantly progressed the reshaping of HSBC during 2013. The focus of these efforts was two-fold; alongside concentrating on capturing the high quality opportunities from and within our increasingly distinctive international network and diversified business model we strove to improve risk management and control through eliminating or restructuring businesses with higher inherent risk characteristics. The combination of our commitment to implementing Global Standards, addressing regulatory changes and managing increased capital discipline has driven a fundamental review of all aspects of our business. I have no doubt that a stronger HSBC is emerging from this process. The Group Chief Executive's Review gives greater detail of the progress made on this journey and draws out the key elements of HSBC's performance in 2013.

If there is one thing to highlight from all the work being done, it is the recognition of the benefits to our customers of the connectivity we can deliver across geographies and through our universal banking model. As we reshape HSBC we shall not lose sight of the importance of these network benefits or of the fact that this network has taken close to 150 years to build.

Nowhere is this more evident than in our businesses facilitating cross-border investment and trade activities. Our geographic presence, which straddles both the key developed Western economies and the most important markets in Asia, Latin America and the Middle East, adds both comparative advantage and resilience to our competitive positioning.

China finished the year with record trade figures, thereby becoming the largest trading nation in the world, and it is fitting that the cover of this year's Annual Report features the three cities where HSBC's trade credentials were established in 1865 and which are now playing key roles in the internationalisation of the renminbi, namely Shanghai, Hong Kong and London.

Performance in 2013

HSBC's performance in 2013 was reassuringly sound across our main business areas with good underlying momentum in areas of targeted investment.

Pre-tax profit on a reported basis was US$22.6 billion, 9% or US$1.9 billion higher than that reported in 2012. On an underlying basis, profit before tax was 41% (US$6.3 billion) ahead of last year, driven primarily by welcome reductions in loan impairment charges as well as in fines and penalties and customer redress costs.

These improvements flow in large part from the re-positioning of the Group and from enhanced risk controls given effect over the last three years.

Earnings per share of US$0.84 compared with US$0.74 in 2012. Shareholders' equity stood at US$181.9 billion, some US$6.6 billion higher than at the start of the year. The Group's market capitalisation rose over the year by US$13 billion and at US$207 billion exceeded shareholders' equity by US$25 billion or 14%.

Continuing strong capital generation from operating results, together with the favourable effect of the ongoing run-off of exit portfolios and non-core disposals, lifted our core tier 1 ratio to 13.6% compared with 12.3% at the start of the year.

Taking account of our strong capital position and earnings performance, the Board has approved a fourth interim dividend in respect of 2013 of US$0.19 per share, as against US$0.18 per share in 2012. The Board intends to maintain the first three quarterly interim dividends in respect of 2014 at US$0.10 per share. Total dividends in respect of 2013 of US$0.49 per share were 9% or US$0.04 higher than in 2012, amounting to US$9.2 billion in aggregate, an increase in pay-out of US$0.9 billion.

Once again in 2013, the British Government increased the rate of the bank levy imposed on the consolidated balance sheets of UK domiciled banks and expanded the scope of the levy. This increased the cost to HSBC in 2013 by US$321 million, taking the levy for the year to US$904 million, of which US$484 million related to non-UK banking activity. The impact of the levy represented US$0.05 per share which would otherwise have been available for distribution to shareholders or retained to strengthen the capital base or support incremental growth.

Global Standards and regulatory change

In the current public policy debates about how best to restore and expand economic growth, two themes critical to our industry stand out. First, how to prevent another financial crisis and what tools are needed to minimise the cost to society should one occur. Second, how to achieve a better balance between economic activity and a more equitable distribution of the economic growth that is generated in the future.

We are clear that through building the further resilience mandated by global regulatory changes and by implementing and adhering to global standards in all aspects of compliance, we can address both sets of objectives and build a more sustainable future for HSBC. Much has been done but there is much still to do.

The Group Chief Executive's Review highlights the priority we give to this agenda. It remains the key focus of the Board's governance of executive performance. In executing these responsibilities, the Board is also acutely aware of its commitments under the Deferred Prosecution Agreement and associated regulatory undertakings entered into in December 2012. As reported at our interim results, Michael Cherkasky, the Monitor appointed to evaluate and report upon the effectiveness of the Group's AML and sanctions compliance function and HSBC's progress in meeting its remedial obligations, commenced his work in July last year. The Board, both directly and through its Financial System Vulnerabilities Committee, has established a good working relationship with the Monitor in order to support him and his team in the execution of their assignment.

Responding to heightened standards

Sustainable success in banking is founded upon meeting the expectations of society. Fundamentally, this means delivering transparent and fair outcomes to our customers. It also means avoiding any perception of self-interest by ensuring there is a proper division of value between providers and consumers of financial products and services. While regulatory changes seek to address the framework supporting these outcomes, responsibility and accountability rest with the industry itself, and ultimately with the management and boards of individual institutions. We understand this and strive to be seen as proactively responsive to rising expectations. We made good progress in 2013 in this regard. In particular, we redesigned the compensation frameworks in Retail Banking and Wealth Management around the customer, so that from the start of 2014 we have removed the link between financial reward opportunity and product sales for substantially all of our staff in our retail and wealth businesses. We have also stepped up the Board's governance oversight over conduct and behavioural issues, and I deal with this later.

Board changes

It is critical to all we do that we have the breadth and depth of experience on the Board necessary to provide effective governance and challenge. As we refresh the Board to take account of planned retirements, we seek to add skills and experience complementary to those already on the Board in order to strengthen the range of oversight competences within the Board. Through the Nomination Committee we look up to two years ahead to identify a pipeline of suitable candidates and I am hugely encouraged by the quality of individuals we are able to identify and attract.

We shall be saying goodbye to two long-serving Directors later this year.
Both John Coombe and James Hughes-Hallett have given outstanding service and commitment over their nine years on the Board and its Committees. They will not seek re-election at the AGM in May.

In his time on the Board, in addition to his measured contributions to Board discussions, John has brought a wealth of business and financial experience and expertise to the Group Audit Committee, which latterly he chaired, and to the Group Risk and Remuneration Committees. In these roles he has taken on a considerable workload and critical responsibilities throughout periods of significant economic and market uncertainty and major regulatory change.
Upon his retirement it is proposed that John will be succeeded in his role as Chair of the Group Audit Committee by Renato Fassbind.

With his deep experience of managing a broad range of international businesses, notably in the Far East, James has brought a businessman's perspective to the Board as well as detailed knowledge of both Hong Kong and mainland China. James has served with distinction on the Group Audit, Risk, Corporate Sustainability and Nomination Committees.

On behalf of the Board and shareholders, I want to take this opportunity to acknowledge their contribution to HSBC and record our appreciation and gratitude for their long and distinguished periods of service.

On 21 February we announced the appointment of a new Director to the Board.

Kathleen Casey, a former Commissioner of the US Securities and Exchange Commission ('SEC'), will join the Board as an independent non-executive Director with effect from 1 March 2014. She will become a member of the Group Audit Committee and the Financial System Vulnerabilities Committee.

Kathleen served as an SEC Commissioner from 2006 to 2011, acting as the regulator's principal representative in multilateral and bilateral regulatory dialogues including with the G-20 Financial Stability Board and the International Organisation of Securities Commissions. Before being appointed Commissioner, Kathleen spent 13 years on Capitol Hill, holding various positions including Staff Director and Counsel of the United States Senate Committee on Banking, Housing and Urban Affairs (2003-2006).

Kathleen brings to the Board a wealth of experience of financial services regulation gained though public service at a key time in the regulatory evolution of the sector. Her skills will complement well the diverse background and experience of the Board.

Governance changes

Recognising the benefits to be had from reinforcing the links between our major subsidiary boards and HSBC Holdings, the Board invited Rona Fairhead to extend her term of service on the Board and take on the Chairmanship of HSBC North America Holdings Inc. The Board was delighted when she accepted this invitation, taking on her new role with effect from the start of this year.

Finally, the Board considered in depth the conclusions and recommendations of the Parliamentary Commission on Banking Standards on conduct and behaviour in banks and concluded that the Board should expand and enhance its oversight of these areas. Accordingly, the Board has established a new Committee, the Conduct and Values Committee, into which will be folded much of what was done historically in the Group Corporate Sustainability Committee. I am delighted to report that Rachel Lomax has agreed to chair this new committee. Further details of its terms of reference and membership are set out on page 362.

Looking forward

As well as addressing the regulatory and governance challenges we face, it is essential to keep a sense of perspective and be able to focus on the significant opportunities arising from successful execution of our strategy. Let me outline four by way of illustration.

First, trade. HSBC was founded on financing trade and investment flows. By 2050 trade and capital flows between Asia, the Middle East and Latin America, in which we are well represented, could increase tenfold. The internationalisation of the renminbi, where HSBC is already the leading international bank, will amplify these opportunities.

Second, the world's population is ageing, necessitating considerably greater privately funded retirement saving. HSBC's research shows that globally some 48% of people have never saved for retirement and that 56% admit they are not preparing adequately.

Third, as the world's population expands there is an urgent need to fund the technology and infrastructure investment that will deliver the energy, water and food needed to support the extra two billion people predicted to be living by 2050.

Fourth, we need to invest to bring to our customers the benefits available through smarter digital technology and richer data.

The above represent only some of the foreseeable changes to which banking needs to respond in order to enable our customers better to meet their financial needs and aspirations.

The opportunities are clear; HSBC's commitment to be a trusted partner in the delivery of these opportunities lies at the heart of our strategy. Our ability to succeed lies in the strength and range of our networks and our universal banking model. The rest of this Strategic Report covers the detail of that strategy.

Finally, what we have achieved in 2013 and what we plan to do rests upon the dedication and commitment of our employees, the continuing support of our customers, counterparties and shareholders, the trust of our regulators and public confidence more generally. On behalf of the Board, I want to take this opportunity to thank our staff for all their efforts and their continuing loyalty to HSBC, and to commit to those we serve and those who regulate us that we are focused on continuing to earn their trust and deserve their confidence in HSBC.

D J Flint, Group Chairman
24 February 2014

Group Chief Executive's Review

2013 marked the end of the first stage of implementation of our strategy for HSBC. Throughout this three-year period we have worked constantly to reshape HSBC and improve returns. The Group today is leaner and simpler than in 2011 with strong potential for growth.

In 2011, I outlined a strategy to realise our purpose as a business and to establish HSBC as the world's leading international bank. It aims to capitalise on two major trends: the continuing growth of international trade and capital flows; and wealth creation, particularly in Asia, the Middle East and Latin America. Over the last three years we have put this into action, pursuing more effective capital deployment, greater organisational efficiency and improved growth.

We have simplified HSBC considerably since 2011, initiating the disposal or closure of 63 non-strategic businesses or non-core investments, including 20 in 2013. This represents a potential reduction in risk-weighted assets of around US$95bn, equivalent to about 9% of 2010 year-end risk-weighted assets. To date, about US$90bn in risk-weighted assets have been released with, potentially, some US$5bn still to come.

We have transformed the way that we run the business, exerting pressure on costs and making it easier to manage and control. We have installed consistent business models, reshaped global businesses and global functions, and removed layers of management to give staff greater responsibility, improve decision making and remove bureaucracy. The number of full-time equivalent employees has been reduced from 295,000 at the start of 2011 to 254,000 at the end of 2013, primarily through disposals and our cost-reduction programmes. We achieved an additional US$1.5bn of sustainable cost savings bringing our total annualised sustainable cost savings to US$4.9bn since 2011. This comfortably exceeded our target of US$2.5-3.5bn and provides good momentum into 2014. On a constant currency basis and excluding UK customer redress and restructuring costs, operating expenses in 2013 were broadly flat compared to 2010. This demonstrates the impact of our sustainable cost savings and business disposals in broadly offsetting cost increases, which came primarily from inflationary pressures, the UK bank levy and investment in risk and compliance, as well as business initiatives.

We have positioned HSBC to capture international trade and capital flows, 90% of which go through markets covered by our international network. We have also sought to capitalise on the advantages that our unique network provides.

We have focused on our product capabilities to broaden client coverage, grown revenue through greater collaboration between global businesses and strengthened them through investment and senior hires in strategic markets such as Hong Kong, mainland China and Germany. We have also combined our market-leading position in Asia and our global reach to cement our position as the number one international bank for renminbi ('RMB') business in the world, as recognised by the 2013 Asiamoney Offshore RMB Services Survey. Our leadership in the Greater Chinese market continues to be reflected in our first place rankings in the dim sum bond issuance and Hong Kong M&A league tables for 2013, and the announcement that we are the first custodian bank to service London-based renminbi qualified foreign institutional investors.

Our presence in markets across all of the major global trade routes has enabled us to support clients with international growth ambitions. In 2013 alone, we launched funds in Canada, Egypt, France, Mexico, Turkey, the UAE, the UK and the US offering financing to help our internationally focused SME clients. We have continued to build our international network through investments in city clusters, notably in the US, mainland China and Germany. Our clients are also benefiting from the global network of China desks that we established to assist companies trading with and from mainland China.

We also helped many of our customers achieve their personal ambitions. For instance, in the UK we lent £3.8bn (US$6.0bn) to help more than 30,000 first-time buyers purchase their own home in 2013.

        We also provided greater convenience for our retail customers by rolling out new mobile applications across 25 key markets, with 2.5 million downloads in 2013.

Through actions like these we have already replaced approximately a third of the reduction in total revenue from disposals by growing our business since the start of 2011.

Although much progress has been made since 2011, we did not meet all of our targets by the end of 2013. Our reported cost efficiency ratio of 59.6% and return on equity of 9.2% in 2013 were both outside our target ranges, in part affected by continuing UK customer redress. In addition, there is further work required to grow our incremental wealth revenues to achieve our target of US$3bn in the medium term.

Performance

Our performance in 2013 was influenced by the strategic measures that we have taken since the start of 2011.

Reported profit before tax was US$22.6bn, US$1.9bn higher than 2012, and underlying profit before tax was US$21.6bn, US$6.3bn higher than last year. Underlying revenue grew 9% faster than costs in 2013.

Underlying profit before tax was higher in three out of our four global businesses and all of our regions, with the exception of Latin America where underlying profit before tax fell. Whilst our performance in Latin America was affected by slower economic growth and inflationary pressures, we made significant progress in repositioning our portfolios with a focus on our priority markets of Brazil, Mexico and Argentina.

In Commercial Banking, underlying profit before tax increased by 5%, driven by higher revenues and lower costs. Higher revenue reflected average balance sheet growth, partly offset by spread compression, together with higher lending fees and improved collaboration with our other global businesses. These factors were partially offset by higher loan impairment charges, notably in Latin America.

In Global Banking and Markets, underlying profit before tax increased by 15%. This was driven by higher revenue and significantly lower loan impairment charges and other credit risk provisions. The increase in revenue was, in part, underpinned by a resilient performance in the majority of our customer-facing businesses.

In Retail Banking & Wealth Management underlying profit before tax increased by US$2.4bn as we made further progress in running-off the Consumer Mortgage and Lending ('CML') portfolio in North America, with the improvement in loan impairment charges more than offsetting the decline in revenue. Our Retail Banking & Wealth Management business excluding the US run-off portfolio benefited from lower UK customer redress charges and further sustainable cost savings, together with revenue growth, mainly in Hong Kong and Europe excluding the loss on sale of the HFC Bank secured lending portfolio.

We continued to address legacy issues and reposition our business model and client base in Global Private Banking, which in part resulted in a reduction in underlying profit before tax of US$0.7bn.

Our capital position strengthened over the year. Our core tier 1 ratio increased to 13.6% and our estimated CRD IV end point basis common equity tier 1 ratio increased to 10.9%. We remain well placed to meet expected future capital requirements, and will continue to review the evolution of the regulatory environment.

We continued to demonstrate our ability to generate capital to grow our business and to support our progressive dividend policy, cementing our status as one of the highest dividend payers in the FTSE.

Strategy - next phase

2014 marks the beginning of the next phase of strategy implementation. This will be a continuation of the work that we began in 2011, albeit with new goals informed by our experience of the past three years.

At our investor update in May we reaffirmed our return on equity target at 12-15% and modified our cost-efficiency target for 2014-16 to mid-50s. We also announced three strategic priorities for 2014-16, each of equal importance.

First, our strategy is designed to further grow the business and dividends. We will continue to recycle risk-weighted assets from lower return to higher return parts of the Group. Our capital strategy aims to increase dividends progressively. If we are unable to deploy the remaining capital ourselves in such a way that it provides incremental value for our shareholders, we may seek to neutralise the effect of scrip dividends through share buy-backs, subject to regulatory capital requirements and shareholder approval. We shall also continue to wind down and thus reduce the impact of our portfolio of legacy businesses.

Second, we will continue to implement our Global Standards programme which we believe will increase the quality of the Group's earnings. Global Standards governs all of our activity and will drive consistently high standards through HSBC globally. We have made substantial investment in risk and compliance capabilities across all businesses and regions to strengthen our response to the ongoing threat of financial crime, and will continue to do so. This is the right thing to do, in line with our values, and we believe that it will also become a source of competitive advantage.

Third, we aim to deliver a further US$2-3bn of sustainable savings by streamlining our processes and procedures without in any way compromising our commitment to compliance and Global Standards. There remains considerable scope within the business to globalise and simplify many of our operations and practices.

These priorities are essential to realising our vision of establishing HSBC as the world's leading international bank.

Outlook

We remain of the view that the GDP of mainland China will grow by 7.4% this year, the UK by 2.6%, the USA by 2.5% and Western Europe by 1.2%.

Although there has been a sharp sell-off in some emerging markets, both when tapering was first talked of last June and more recently in January of this year, we see this as a reflection of specific circumstances rather than a generalised threat. The countries most affected have two common themes, large current account deficits and the uncertain outcomes arising from elections within a year. Other emerging markets such as Mexico have, by contrast, been upgraded by the rating agencies in the same period. Overall, we remain optimistic about the longer-term prospects of emerging markets and especially the opportunities for HSBC, which will arise from the anticipated material expansion in South-South trade and capital flows. In the short term, we stress the importance of differentiating within and between individual countries within the generic category of emerging markets. Nevertheless, we anticipate greater volatility in 2014 and choppy markets as adjustments are made to changing economic circumstances and sentiment.

S T Gulliver,
Group Chief Executive
24 February 2014

Value creation and long-term sustainability

·..
        ●  How we create value .............................................  9
 ·..

Through our principal activities - making payments, holding savings, providing finance and managing risks - we play a central role in society and in the economic system. Our target is to build and maintain a business which is sustainable in the long term.

In May 2013, we reinforced our vision for the long-term direction of HSBC first outlined in 2011, together with a clear strategy that will help us achieve it. It guides where and how we seek to compete. We constantly assess our progress against this strategy and provide regular updates to stakeholders.

How we create value

Banks, and the individuals within them, play a crucial role in the economic and social system, creating value for many parties in different ways. We provide a facility for customers to securely and conveniently deposit their savings. We allow funds to flow from savers and investors to borrowers, either directly or through the capital markets. The borrowers then use these loans or other forms of credit to buy goods or invest in businesses. By these means, we help the economy to convert savings which may be individually short-term into financing which is, in aggregate, longer term. We bring together investors and people looking for investment funding and we develop new financial products. We also facilitate personal and commercial transactions by acting as payment agent both within countries and internationally. Through these activities, we take on risks which we then manage and reflect in our prices.

Our direct lending includes residential and commercial mortgages and overdrafts, and term loan facilities. We finance importers and exporters engaged in international trade and provide advances to companies secured on amounts owed to them by their customers.

We also offer additional financial products and services including broking, asset management, financial advisory, life insurance, corporate finance, securities services and alternative investments. We make markets in financial assets so that investors have confidence in efficient pricing and the availability of buyers and sellers. We provide these products for clients ranging from governments to large and mid-market corporates, small and medium-sized enterprises, high net worth individuals and retail customers. We help customers raise financing from external investors in debt and equity capital markets. We create liquidity and price transparency in these securities allowing investors to buy and sell them on the secondary market. We exchange national currencies, helping international trade.

Value creation

Our main products and services are described in more detail on page 79.

Our operating income is primarily derived from:

· net interest income
- interest income we earn on customer loans and advances and on our surplus funds, less interest expense we pay on interest-bearing customer accounts and debt securities in issue;

· net fee income
- fee income we earn from the provision of financial services and products to customers less fees we pay; and

· net trading income
- income from client driven trading activities primarily conducted in Markets, including Foreign Exchange, Credit, Rates and Equities trading.

We offer products that help a wide range of customers to manage their risks and exposures through, for example, life insurance and pension products for retail customers and receivables finance or documentary trade instruments for companies. Corporate c ustomers also ask us to help with managing the financial risks arising in their businesses by employing our expertise and market access.

An important way of managing risks arising from changes in asset and liability values and movements in rates is provided by derivative products such as forwards, futures, swaps and options. In this connection, we are an active market-maker and derivative counterparty. Customers use derivatives to manage their risks, for example, by:

· using forward foreign currency contracts to hedge their income from export sales or costs of imported materials
· using an inflation swap to hedge future inflation-linked liabilities, for example, for pension payments;

· transforming variable payments of debt interest into fixed rate payments, or vice versa; or
· providing investors with hedges against movements in markets or particular stocks.

We charge customers a margin, representing the difference between the price charged to the customer and the theoretical cost of executing an offsetting hedge in the market. We retain that margin, which represents a profit to the Group, at maturity of the transaction if the risk management of the position has been effective.

We then use derivatives along with other financial instruments to constrain the risks arising from customer business within risk limits. Normally, we will have customers both buying and selling relevant instruments so our focus is then on managing any residual risks through transactions with other dealers or professional counterparties. Where we do not fully hedge the residual risks we may gain or lose money as market movements affect the net value of the portfolio.

Stress tests and other risk management techniques are also used to ensure that potential losses remain within our risk appetite under a wide range of potential market scenarios.

In addition, we manage risks within HSBC, including those which arise from the business we do with customers.

For further information on our risk measures, see page 38, and on how we manage our own risks, see page 39.

Long-term sustainability

At HSBC, we understand that the success of our business is closely connected to the economic, environmental and social landscape in which we operate. For us, long-term corporate sustainability means achieving a sustainable return on equity and profit growth so that we can continue to reward shareholders and employees, build long-lasting relationships with customers and suppliers, pay taxes and duties in the countries in which we operate, and invest in communities for future growth. The way we do business is as important as what we do: our responsibilities to our customers, employees and shareholders as well as to the countries and communities in which we operate go far beyond simply being profitable.

Continuing financial success depends, in part, on our ability to identify and address environmental, social and ethical developments which present risks or opportunities for the business. It also depends on the consistent implementation of the highest standards everywhere we operate to detect, deter and protect against financial crime. Our response to these factors shapes our reputation, drives employee engagement and affects the riskiness of the business, and can help reduce costs and secure new revenue streams.

Our international spread and the long-established position of many of our businesses in HSBC's home and priority growth markets, when combined with our wide-ranging portfolio of products and services, differentiate HSBC from our competitors and give our business and operating models an inherent resilience. This has enabled the Group to remain profitable and grow through the most turbulent of times for our industry, and we are confident that the models will continue to stand us in good stead in the future and will underpin the achievement of our strategic priorities.

Our business and operating models are described in more detail on page 13. For further information on our response to environmental and community issues, see page 34.

Our strategy

Long-term trends

Our strategy is aligned to two long-term trends:

·     The world economy is becoming ever more connected, with growth in world trade and cross-border capital flows continuing to outstrip growth in average gross domestic product. Over the next decade we expect 35 markets to generate 90% of world trade growth with a similar degree of concentration in cross-border capital flows.

·     Of the world's top 30 economies, we expect those of Asia-Pacific, Latin America, the Middle East and Africa to have increased by around four-fold in size by 2050, benefiting from demographics and urbanisation. By this time they will be larger than those of Europe and North America combined. By 2050, we expect 18 of the 30 largest economies will be from Asia-Pacific, Latin America or the Middle East and Africa.

Competitive advantages

What matters in this environment are:

· having an international network and global product capabilities to capture international trade and movements in capital; and
· being able to take advantage of organic investment opportunities in the most attractive growth markets and maintaining the capacity to invest.

HSBC's competitive advantages come from:

· our meaningful presence in and long-term commitment to our key strategic markets;
· our strong ability to add to our capital base while also providing competitive rewards to our staff and good returns to our shareholders;
· our stable funding base, with about US$1.5 trillion of customer accounts of which 73% has been advanced to customers;
· our business network, which covers over 90% of global trade and capital flows; and
· our local balance sheet strength and trading capabilities in the most relevant financial hubs.
A two-part strategy

Based on these long-term trends and our competitive advantages, we have developed a two-part strategy:

· A network of businesses connecting the world.
       HSBC is well positioned to capture growing international trade and capital flows. Our global reach and range of services place us in a strong position to serve clients as they grow from small enterprises into large multi-nationals through our Commercial Banking and Global Banking & Markets businesses.

· Wealth management and retail with local scale.
       We will capture opportunities arising from social mobility and wealth creation in our priority growth markets across Asia-Pacific, Latin America and the Middle East, through our Premier proposition and Global Private Banking business. We will invest in full scale retail businesses only in markets where we can achieve profitable scale, namely in our home markets of the United Kingdom and Hong Kong.

Our strategic priorities

Our strategic priorities are designed to ensure we have a sustainable business for the long term.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                 Date: 25 March 2014